Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Unigene Laboratories, Inc.

We have issued our reports dated March 12, 2009 with respect to the financial statements (which report expressed an unqualified opinion on the Company’s financial statements and contains an explanatory paragraph that states that Unigene Laboratories, Inc. has suffered recurring losses from operations and has an accumulated deficit of approximately $129,000,000 as of December 31, 2008 which raises substantial doubt about Unigene Laboratories, Inc.’s ability to continue as a going concern) and with respect to internal control over financial reporting included in the Annual Report of Unigene Laboratories, Inc. on Form 10-K for the year ended December 31, 2008 which are incorporated by reference in this Registration Statement. We consent to the incorporation by reference in the Registration Statement of the aforementioned reports.

GRANT THORNTON LLP

New York, NY

August 14, 2009